

George Condo (1957)

4 days, 23 hours [What's this?]

Listening to Voices (2010)



George Condo (b. 1957, New Hampshire) is one of America's most celebrated and influential contemporary artists working today.

INVESTMENT THESIS

Price Appreciation of Similar Works

27.4%

Appraised Value

N/A

Initial Offering

$3,300,000

Similar Sales



$6.9m
$5.1m
$3.4m
$1.7m
$0.0
11
14
17
20

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 35 years
2020 Auction Sales	significant $51,370,035
Repeat Sales	view

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DEAL SHEET

WHY WE LIKE THIS PAINTING

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- George Condo is a globally recognized contemporary artist known for his innovative figurative compositions that draw inspiration from important art historical movements – including cubism and surrealism.
- George Condo's multi-figure compositions have produced his top 10 records at auction, led by *Force Field* (2010), which sold for $6,857,413 in July 2020.
- A very similar painting – titled *Washington Square Park* (2010) – sold for $4,812,500 in 2018 and holds the record for the 3rd most expensive work at auction by Condo.
- Another close comparable, *Rush Hour* (2010), is held in the permanent collection of the renowned Metropolitan Museum of Art in New York.
- Although there are no guarantees, similar works have appreciated by 27.4% per year historically.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$51,370,035	125

George

CONDO

b. 1957, New Hampshire



THE PAINTING

Listening to Voices, 2010

Acrylic, charcoal and pastel on linen
70 × 70 in. (177.8 × 177.8 cm.)

Offering Circular: sec.gov/edgar

PRICE APPRECIATION OF SIMILAR WORKS[1]

27.4%

INITIAL OFFERING

$3,300,000

George condo has been called "the latest hero of american painting"[1], and is internationally renowned for his cubist-inspired figural compositions.

The Painting is an alluring large-scale example from George Condo's series of cubist-inspired figural compositions. Although Condo's stylistic variations have evolved over the course of his decades-long career, his cubist-leaning aesthetic that originated in the 2000s synthesizes his years of exploration and experimentation with Surrealist imagery, art historical references and portraiture; these works are regarded as the culmination of his compositional prowess. As of April 16, 2021, George Condo's multi-figure compositions have produced his top ten records at auction, led by the sale of *Force Field* (2010), which sold for HK$53,150,000 ($6,857,413) in July 2020.

The Painting employs a similar aesthetic to *Washington Square Park* (2010), which was created in the same year, spans over one hundred inches in width, and as of April 16, 2021, remains the third most expensive work ever sold by the artist at auction. The figures in the Painting are set against a pale yellow background, with two clearly drafted female nudes and several recognizable characters from George Condo's repertoire, like the grotesque butler, rendered in brighter colors. As typical of this time period, the painting is presented in the artist's frame, which is considered to be an integral part of the work. Due to the impressive scale of the painting, which stands at nearly six feet by six feet, each of the figures on the canvas appears life sized to the viewer. The color, figuration, scale and execution of the work make the Painting a desirable example from the cubist-inspired group portraits by George Condo.

George Condo's early work culminated in his first commercially successful shows organized in 1984 by Monika Sprüth in Cologne and shortly thereafter by Pat Hearn and Barbara Gladstone in New York. By then, Condo had developed friendships with the stars of the downtown art scene, like Jean-Michel Basquiat and Keith Haring, and Andy Warhol had even acquired several of his canvases. For the next two decades, Condo continued to work prolifically and was exhibited by major galleries and institutions, the most notable of which was the 2005 "'One Hundred Women. Retrospective'", which traveled from the Museum of Modern Art in New York to the Kunsthalle Bielefeld in Germany, as well as the 2006 'Wrong Gallery' exhibition at the Tate Modern in London. In 2010, Kanye West collaborated with George Condo to produce nine paintings for the album art of the music legend's "My Beautiful Dark Twisted Fantasy" record, which brought the artist's visual aesthetic further into the public eye. George Condo's collaborations with music icons has continued into 2020, with the album art for Travis Scott's single "FRANCHISE", released on September 25, 2020.

Though George Condo's market has been active for decades, new records have been set at auction by the artist's for his recent works, painted in the early 2010s.

[1]https://www.christies.com/features/George-Condo-the-latest-hero-of-American-painting-9358-1.aspx

AUCTION RESULTS FOR SIMILAR WORKS[2]


$7.0M
$5.0M
$3.5M
$1.7M
2011
2012
2012
2013
2014
2015
2015
2016
2017
2018
2018
2019
2020
2020



The Painting employs a similar aesthetic to *Washington Square Park* (2010), which was created in the same year, spans over one hundred inches in width, and as of as of April 16, 2021, remains the third most expensive work ever sold by the artist at auction achieving $4,812,500 at auction in 2018.

George Condo's evolving artistic contributions have also been recognized at leading international cultural events, with his participation in the Whitney Biennial of 1987 and 2010, the Venice Biennale of 2013 and 2019, and the Gwangju Biennial of 2014, among others. Works by George Condo reside in some of the most esteemed collections of contemporary art in the world, including The Museum of Modern Art, the Whitney Museum of American Art, the Solomon R. Guggenheim Museum and the Metropolitan Museum of Art in New York, the National Gallery of Art in Washington, D.C., as well as the Tate Modern in London, the Centre Georges Pompidou in Paris, and more. Though George Condo's market has been active for decades, new records have been set at auction in recent years by the artist's more recent works, painted in the early 2010s. As of March 25, 2021, the artist's top records are led by *Force Field* (2010), which sold for HK$53,150,000 ($6,857,413) in 2020, *Nude and Forms* (2014), which sold for $6,162,500 in 2018, followed by *Washington Square Park* (2010), which sold for $4,812,500 in 2018.









Among Condo's collaborations are his work with fashion designer Raf Simmons, and musicians Kanye West and Travis Scott. Photos: Condo's cover art for Travis Scott's "FRANCHISE", and a custom Birkin bag painted by Condo, commissioned by West.

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by George Condo with the following criteria: paintings created between 2008 and 2014 in a cubist or abstracted style that are larger than 40 inches by 40 inches and smaller than 100 inches by 100 inches that exhibit multiple identifiable figures or faces in the composition and negative space within the composition. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. The set of similar works includes a painting acquired by Masterworks 029, LLC at Phillips London 20th Century & Contemporary Art Evening Sale held on October 20, 2020 for $2,700,000. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 27.4% CAGR implied from selected sales occurring from October 14, 2011 to December 2, 2020.

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